

August 3, 2021

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management Inc
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: ReAlpha Asset Management Inc**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed July 13, 2021**
> **File No. 024-11523**

Dear Mr. Logozzo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed July 13, 2021

General

1. We note your responses to comments 1 and 2. Please provide us a more detailed analysis explaining how you intend to comply with Regulation CF. In addition, please tell us more specifically how you intend to comply with the requirements for funding portals in light of your plan to integrate your M^3 Platform with the broker-dealer's own Regulation CF compliant platform.

Financial Statements
Note 1: Nature of Operations, page F-8

2. Please tell us if your parent company or an affiliate has purchased any additional properties subsequent to your inception, on your behalf. We refer you to Rule 8-06 of Regulation S-X.

Note 5: Cash and Restricted Cash, page F-12

3. We note your disclosure stating that restricted cash can represent a cash deposit or funds in escrow, for properties being acquired. Please tell us if you have any probable property acquisitions. Refer to Rule 8-06 of Regulation S-X.

You may contact Babette Cooper at 202-551-3396 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction